FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 03, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 03, 2004                                    By:VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 890,000 of it's Ordinary shares of 25 pence each ("shares") on 2 December 2004 at a price of 1124.75 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 59,748,000 of it's shares in Treasury and has 5,877,213,323 shares in issue (excluding Treasury shares).
This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Issued - 3 December 2004, London


                      Grant of awards and options under the
GlaxoSmithKline Performance Share Plan and the GlaxoSmithKline Share Option Plan

On 2 December 2004 the Company granted awards and options under the terms of the GlaxoSmithKline Performance Share Plan and the GlaxoSmithKline Share Option Plan (the Plans), which were both approved by shareholders on 31 July 2000, to senior executives in the group, including the executive directors. Mr Coombe is excluded from the Grant of awards and options as he retires from the Company within 12 months of the date of the grant on 31 March 2005.


Performance Share Plan


Under the terms of the Performance Share Plan, awards designate a number of ordinary shares or American Depositary Shares (ADSs) that may be awarded, with the percentage of awards vesting subject to a performance condition which applies over a three year measurement period which will commence on 1 January 2005 and end on 31 December 2007.


The performance condition compares the Total Shareholder Return (TSR) of the Company's shares with the TSR of the shares of 14 comparator companies over the three year period. No awards will vest if the Company delivers returns below 8th position in the comparator group, with a sliding scale applying up to 100% vesting for first or second position in the comparator group.


The companies in the comparator group are Abbott Laboratories, AstraZeneca, Aventis, Bristol Myers Squibb, Eli Lilly & Co., Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Synthelabo, Schering-Plough, Takeda Chemical Industries and Wyeth.


Details of the awards granted to the eligible executive directors on 2 December 2004 are as follows:


      Number of awards in respect of ordinary shares or ADSs potentially vesting

TSR position            Dr J - P Garnier                             Dr T Yamada
------------

                              (ADSs)                                   (ADSs)
1st or 2nd                    200,000                                   60,000
3rd                           180,000                                   54,000
4th                           160,000                                   48,000
5th                           140,000                                   42,000
6th                           120,000                                   36,000
7th                           100,000                                   30,000
8th (median)                  70,000                                    21,000
9th and below                 Nil                                       Nil
One ADS represents two ordinary shares. Where the Company's position falls between 3rd and 8th position, the level of vesting between the minimum and maximum figures set out above will be calculated based on the Company's TSR relative to the TSR of the comparator companies immediately above and below it.


Share Option Plan


Under the terms of the Share Option Plan, options allow the holder to buy shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. Options were granted on 2 December 2004 with a subscription price of (pound)11.23 (or US$43.730 in the case of ADSs).


         The Performance Period will be the three financial years of the Company starting on 1 January 2005 and ending on 31 December 2007. To the extent that the Option does not vest at the end of the Performance Period, it will immediately lapse and cease to be exercisable.

The performance condition compares the compound annual increase in the Company's earnings per share (EPS) with the compound annual increase in the Retail Prices Index (RPI) over the performance period. No options vest unless the Company's EPS increase exceeds RPI by 3%, with 50% vesting for an increase of 3% in excess of RPI and a sliding scale applying up to 100% vesting for an increase of 5% or more in excess of RPI.


Details of the options granted to the eligible executive directors on 2 December 2004 are as follows:


              Number of options over ordinary shares or ADSs potentially vesting

EPS growth                Dr J - P Garnier                           Dr T Yamada
----------

                                    (ADSs)                           (ADSs)
RPI+ 5% or more               460,000                                  138,000
RPI+ 4%                       345,000                                  103,500
RPI+ 3%                       30,000                                   69,000
Less than RPI+3%              Nil                                      Nil
One ADS represents two ordinary shares.





S M Bicknell
Company Secretary
3 December 2004




















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